SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 4)

                                    TIVO INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    888706108
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              David J. Sorkin, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

--------- ----------------------------------------------------------------------

   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   AOL Time Warner Inc.
                   13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                (a)   |_|
                                                                (b)   |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   3.     SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   4.     SOURCE OF FUNDS:
                   Not applicable (See Item 3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware
--------- ----------------------------------------------------------------------
----------------------- ----- --------------------------------------------------

  NUMBER OF              7.   SOLE VOTING POWER
   SHARES                          0
BENEFICIALLY
  OWNED BY
    EACH               ----- ---------------------------------------------------
  REPORTING            ----- ---------------------------------------------------
 PERSON WITH
                         8.   SHARED VOTING POWER
                                   7,022,318
                        ----- --------------------------------------------------
                        ----- --------------------------------------------------

                         9.   SOLE DISPOSITIVE POWER
                                   0
                        ----- --------------------------------------------------
                        ----- --------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER
                                   7,022,318
----------------------- ----- --------------------------------------------------
--------- ----------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   7,022,318
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   14.4% (1)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON:
                   HC
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------

   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   America Online, Inc.
                   54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                               (a)   |_|
                                                               (b)   |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   3.     SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   4.     SOURCE OF FUNDS:
                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware
--------- ----------------------------------------------------------------------
----------------------- ----- --------------------------------------------------

  NUMBER OF              7.   SOLE VOTING POWER
   SHARES                            0
 BENEFICIALLY
  OWNED BY
    EACH                ----- --------------------------------------------------
  REPORTING             ----- --------------------------------------------------
 PERSON WITH
                         8.   SHARED VOTING POWER
                                     7,022,318
                        ----- --------------------------------------------------
                        ----- --------------------------------------------------

                         9.   SOLE DISPOSITIVE POWER
                                     0
                        ----- --------------------------------------------------
                        ----- --------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER
                                     7,022,318
----------------------- ----- --------------------------------------------------
--------- ----------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   7,022,318
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   14.4% (1)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON:
                   CO
--------- ----------------------------------------------------------------------

(1) Based on the number of shares of Common Stock, par value $0.001 per share ("Common Stock"), of TiVo Inc. ("TiVo") outstanding on March 18, 2002, as disclosed by TiVo in its Annual Report on Form 10-K for the year ended January 31, 2001, the number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), owned by America Online, Inc. ("America Online"), and the number of shares of Common Stock issuable upon the exercise of warrants owned by America Online that are currently exerciseable or will become exerciseable within 60 days. 5,134,722 shares of Common Stock were issued to America Online pursuant to the Investment Agreement between TiVo and America Online, dated as of June 9, 2000, as amended (the "Investment Agreement"), 1,111,861 shares of Common Stock are issuable upon conversion of 1,111,861 shares of Preferred Stock acquired by America Online pursuant to the Investment Agreement, and 295,428 shares of Common Stock are issuable upon the exercise of a warrant acquired by America Online pursuant to the Investment Agreement. 480,307 shares of Common Stock were purchased by America Online in August 1999. America Online also holds two other warrants to purchase 5,207,806 shares of Common Stock acquired pursuant to the Investment Agreement that are not currently exerciseable. The exerciseability of these warrants is conditioned upon the satisfaction of certain performance targets.

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("America Online", and together with AOL Time Warner, the "Reporting Persons"), hereby file this Amendment No. 4 ("Amendment No. 4") to amend and supplement the Statement on Schedule 13D originally filed on June 23, 2000, previously amended and supplemented by Amendment No. 1 filed on September 22, 2000, Amendment No. 2 filed on January 23, 2001 and Amendment No. 3 filed on February 9, 2001 (collectively, the "Statement"), with respect to the common stock, par value $0.001 per share ("TiVo Common Stock"), of TiVo Inc., a Delaware corporation ("TiVo"). Capitalized terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 4.


Item 5.    Interest in Securities of TiVo.

         The response to Item 5 of the Statement is hereby amended and supplemented by:

         a.       Deleting the last sentence of paragraph five.

         b.       Inserting the following new paragraphs nine, ten and eleven:

                  "The Amended Warrant to purchase 2,308,475 Warrant Shares expired on December 31, 2001.

                  Pursuant to the Funds Release Agreement, dated as of April 29, 2002 (the "Release Agreement"), among TiVo, America Online and BNY Western Trust Company, as escrow agent, which is being filed as Exhibit 6 to the Statement, on April 30, 2002, America Online elected to exercise its Put Option under the Investment Agreement and, as a result of such exercise, America Online returned 1,600,000 shares of TiVo Preferred Stock to TiVo and America Online received from escrow $48,000,000 in cash.

                  As a result of the foregoing, AOL Time Warner and America Online may be deemed to have shared power to vote and dispose of 7,022,318 shares of TiVo Common Stock registered in the name of America Online and owned beneficially by AOL Time Warner, representing approximately 14.4% of the outstanding shares of TiVo Common Stock as of May 10, 2002, the date of the filing of Amendment No. 4 to the Statement, based on the number of outstanding shares of Common Stock on March 18, 2002 as disclosed by TiVo in its Annual Report on Form 10-K for the year ended January 31, 2002. This represents a reduction in beneficial ownership from what was reported in Amendment No. 3 to the Statement on such date."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of TiVo.

         The response to Item 6 of the Statement is hereby amended and supplemented by inserting immediately after paragraph one thereof the following new paragraph two:

                  "Pursuant to the Release Agreement, America Online exercised its Put Option and, in connection therewith, delivered to TiVo 1,600,000 shares of Preferred Stock and received $48,000,000 in cash from the funds deposited in escrow pursuant to the Investment Agreement. All the funds remaining in escrow following such release, totaling $3,855,377.13, were released to TiVo in accordance with the terms of the Investment Agreement. Pursuant to the Release Agreement, America Online waived TiVo's obligation to pay dividends on the remaining shares of Preferred Stock and agreed that on September 13, 2002 it will convert all shares of Preferred Stock then held by America Online into shares of TiVo Common Stock. Upon release of the escrowed funds pursuant to the Put Option and the Release Agreement, TiVo and America Online terminated the Escrow Agreement and the Investment Agreement. In addition, pursuant to the Release Agreement, (i) America Online waived certain of its piggyback registration rights under the Stockholders Agreement, (ii) TiVo and America Online terminated certain provisions of the Stockholders Agreement, and (iii) America Online agreed to certain transfer restrictions relating to the Common Stock and Preferred Stock."

Item 7.     Material to Be Filed as Exhibit.

         The response to Item 7 of the Statement is hereby amended and supplemented to include Exhibit 6 as follows:

Exhibit Number         Description

       6 Funds Release Agreement, dated as of April 29, 2002, made by and among TiVo Inc., America Online, Inc. and BNY Western Trust Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            AOL TIME WARNER INC.



                                            By:   /s/ Wayne H. Pace
                                                 ----------------------
                                            Name:  Wayne H. Pace
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



                                            AMERICA ONLINE, INC.



                                            By:  /s/ Joseph A. Ripp
                                                 -------------------------
                                            Name:  Joseph A. Ripp
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



Dated: May 10, 2002

                                                                       EXHIBIT 6

                            FUNDS RELEASE AGREEMENT

     This FUNDS RELEASE AGREEMENT, dated as of April 29, 2002 (this "Agreement"), is made by and among TiVo Inc., a Delaware corporation (the "Company"), America Online, Inc., a Delaware corporation (the "Purchaser"), and BNY Western Trust Company, as successor in interest to U.S. Trust Company, National Association (the "Escrow Agent").


                              W I T N E S S E T H:

     WHEREAS, the Company and the Purchaser are parties to the Investment Agreement, dated as of June 9, 2000, as amended by the First Amendment, dated as of September 11, 2000, the Second Amendment, dated as of January 30, 2001, the Third Amendment, dated as of March 28, 2002, and the Fourth Amendment, dated as of April 9, 2002 (together, the "Investment Agreement"), and the Company, the Purchaser and the Escrow Agent are parties to the Escrow Agreement, dated as of September 11, 2000, as amended by the First Amendment, dated as of January 30, 2001 (together, the "Escrow Agreement");

     WHEREAS, pursuant to the Investment Agreement and the Escrow Agreement, certain funds have been deposited with the Escrow Agent which, together with interest earned thereon, equals $51,855,377.13 as of the date of this Agreement (together with any additional funds added to such amount, the "Escrowed Funds");

     WHEREAS, pursuant to the terms of Section 1.4(b) of the Investment Agreement, as of December 31, 2001, the Purchaser has the right to exercise the Put Option (as defined in the Investment Agreement) and is hereby exercising the Put Option;

     WHEREAS, in connection therewith, the Company and the Purchaser desire to release the Escrowed Funds to the Purchaser upon the terms of the Investment Agreement and as set forth herein, and further desire to terminate the Escrow Agreement and the Investment Agreement as set forth herein;

     WHEREAS, in connection with the exercise of the Put Option, the Purchaser and the Company desire that the Purchaser waive the Purchaser's rights to receive certain dividends payable on the preferred stock, par value $.001 per share (the "Preferred Stock"), as set forth in the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate");

     WHEREAS, in connection with the exercise of the Put Option, the Purchaser and the Company desire any Preferred Shares (as defined in the Investment Agreement) held by the Purchaser to be converted on September 13, 2002 into shares of the Company's common stock, par value $.001 per share (the "Common Stock"), pursuant to the terms of such Preferred Shares as set forth in the Restated Certificate;

     WHEREAS, the Company and the Purchaser are parties to the Stockholders and Registration Rights Agreement, dated as of June 9, 2000 (the "Stockholders Agreement"), and pursuant to Section 5.2 of the Stockholders Agreement, the Purchaser has certain piggy-back registration rights as set forth therein;

     WHEREAS, the Company and the Purchaser desire to waive such piggy-back registration rights with respect to certain registration statements as set forth herein;

     WHEREAS, the Company and the Purchaser desire to terminate certain provisions of Article II of the Stockholders
Agreement;

     NOW THEREFORE, the parties hereto agree as follows:

     1. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Investment Agreement.

     2. Repurchase; Release of Escrowed Funds.

     (a) Pursuant to Section 1.4(b) of the Investment Agreement, the Purchaser has elected to exercise the Put Option, and as a result of such exercise, on April 30, 2002, the Company shall repurchase 1,600,000 Preferred Shares from the Purchaser (such exercise and repurchase referred to herein as the "Repurchase") for an aggregate repurchase price of forty-eight million dollars ($48,000,000) (the "Aggregate Repurchase Price"), which represents (i) the total amount of Escrowed Funds held in the Escrow Account through the date hereof, less (ii) three million eight hundred fifty-five thousand three hundred seventy-seven dollars and thirteen cents ($3,855,377.13) which represents the interest earned on the Escrowed Funds (together with any additional interest earned on the Escrowed Funds subsequent to the date of this Agreement, the "Accrued Interest Amount").

     (b) In connection with the Repurchase and pursuant to Section 1.4(b) of the Investment Agreement, on April 30, 2002, the Purchaser shall deliver to Latham & Watkins, counsel to the Company, a facsimile copy of the certificate representing the Preferred Shares to be repurchased, with the original of such certificate being mailed by overnight courier for delivery to Latham & Watkins on May 1, 2002, and the Company and the Purchaser hereby irrevocably direct the Escrow Agent to, and the Escrow Agent shall, deliver on April 30, 2002, cash in the amount of forty-four million dollars ($44,000,000), which represents the Aggregate Repurchase Price less four million dollars ($4,000,000) to be paid by the Purchaser to the Company as payment for certain development work under the Development and Distribution Agreement, dated as of the date hereof, between the Company and the Purchaser (the "Development Amount"), by wire transfer of immediately available funds to the following account of the Purchaser:

                           J.P. Morgan Chase
                           ABA #021 000 021
                           Account #323-070752
                           New York, N.Y.


The original and facsimile copies of the certificate representing the Preferred Shares shall be held in escrow by Latham & Watkins until the distribution of the Escrowed Funds as provided herein, and thereafter Latham & Watkins shall release such certificates to the Company for cancellation. In the event that the original certificate for the Preferred Shares has not been received by Latham & Watkins at the time of the release of the Escrowed Funds as provided herein, the Company may rely on the facsimile copy of such certificate until the original is received by Latham & Watkins.

     (c) In connection with the Repurchase, on April 30, 2002, the Company shall deliver to Simpson Thacher & Bartlett, counsel to the Purchaser, a facsimile copy of one or more certificates, in the name of the Purchaser, representing the remaining 1,111,861 Preferred Shares not subject to the Repurchase, free and clear of all liens and encumbrances (the "Remaining Shares"). The Company shall send the original certificate(s) representing the Remaining Shares to Simpson
Thacher & Bartlett by overnight courier for delivery on May 1, 2002. The original and facsimile copies of the certificate(s) representing the remaining shares shall be held in escrow by Simpson Thacher & Bartlett until the distribution of the Escrowed Funds as provided herein, and thereafter Simpson Thacher & Bartlett shall release such certificate(s) to the Purchaser. In the event that the original certificate(s) for the Remaining Shares have not been received by Simpson Thacher & Bartlett at the time of the release of the Escrowed Funds as provided herein, the Purchaser may rely on the facsimile copy of such certificate(s) until the original(s) are received by Simpson Thacher & Bartlett.

     (d) The Company and the Purchaser hereby irrevocably direct the Escrow Agent to, and the Escrow Agent shall, deliver on April 30, 2002, cash in the amount of seven million eight hundred fifty-five thousand three hundred seventy-seven dollars and thirteen cents ($7,855,377.13), which represents the Development Amount and the Accrued Interest Amount, by wire transfer of immediately available funds to the following account of the Company:

               To:                           SIL VLY BK SJ
               Routing & Transit #:          121140399
               For credit of:                TiVo checking account
               Credit account number:        3300224342
               By order of:                  America Online, Inc.

     (e) In addition, the Company and the Purchaser hereby irrevocably direct the Escrow Agent to, and the Escrow Agent shall, deliver cash in the amount of any additional interest earned on the Escrowed Funds prior to April 30, 2002, but credited to the Escrow Account subsequent to April 30, 2002, to the account of the Company specified in Section 2(d) above as soon as practicable after such funds are credited to the Escrow Account.

     (f) The Company, the Purchaser and the Escrow Agent each acknowledge that this Agreement constitutes written notice, as required by Section 1.4(b) of the Investment Agreement, of the Purchaser's intention to exercise the Put Option and release instructions in accordance with the Escrow Agreement.

     (g) Effective upon the distribution of the Escrowed Funds as provided herein, each of the Purchaser and the Company releases and discharges the Escrow Agent from any and all claims, liens, charges and other rights under the Escrow Agreement.

     3. Conversion of the Remaining Preferred Shares. The Purchaser hereby irrevocably agrees to convert on September 13, 2002 (the "Conversion") all shares of Preferred Stock then held by the Purchaser into shares of Common Stock (the "Conversion Shares") pursuant to and in accordance with Article III, Section D(4)(d) of the Restated Certificate.

     4. Waiver of Dividend Rights to the Terms of the Preferred Stock. Pursuant to Article III, Section D(1)(e) of the Restated Certificate, the Purchaser, as the holder of all the outstanding shares of Preferred Stock, hereby elects to irrevocably waive the Company's obligation to pay dividends on any shares of Preferred Stock pursuant to Article III, Sections D(1)(a) through (d) of the Restated Certificate effective April 1, 2002 and further waives, effective April 1, 2002, the accrual of any such dividends, including, without limitation, for purposes of calculating the conversion rate of the Preferred Stock pursuant to
Article III, Section D(4)(b) of the Restated Certificate. The right of the Preferred Stock to participate in dividends or distributions paid on the Common Stock, contained in Article III, Section D(1)(f) of the Restated Certificate, shall not be affected.

     5. Termination and Release.

     (a) Pursuant to Section 5 of Article I of the Escrow Agreement, upon the release by the Escrow Agent of the Escrowed Funds to the Purchaser and the Company in accordance with the provisions hereof, the Escrow Agreement shall terminate, and there shall be no remaining rights or obligations of the Company or the Purchaser thereunder.

     (b) Pursuant to Section 7.1 of the Investment Agreement, the parties hereby mutually agree that upon the release by the Escrow Agent of the Escrowed Funds to the Purchaser and the Company in accordance with the provisions hereof, the Investment Agreement shall terminate, and, except as set forth in Section 5(c) below, there shall be no remaining rights or obligations of the Company or the Purchaser thereunder.

     (c) Effective upon the termination of the Investment Agreement and the Escrow Agreement, each party to the Investment Agreement and the Escrow Agreement, on behalf of itself and each of its respective successors, assigns, affiliates and representatives, hereby forever releases and discharges each other from any and all liabilities, claims, liens, charges and other rights and obligations (each, a "Claim") with respect to the Escrowed Funds, the Escrow Agreement and the Investment Agreement, except in the case of the Investment Agreement, for any Claim for a breach of any of the representations and warranties contained therein. The Purchaser and the Company hereby mutually agree that the release of the Escrowed Funds to the Purchaser and the Company in accordance with the provisions hereof satisfies all rights and obligations of the Purchaser and the Company with respect to the Escrowed Funds under the Investment Agreement and the Escrow Agreement.

     6. Waiver of Registration Rights.

     (a) The Purchaser, as to all of the Registrable Securities (as defined in the Stockholders Agreement) owned by the Purchaser, hereby (i) waives all piggy-back registration rights that it may be entitled to pursuant to Section
5.2 of the Stockholders Agreement in connection with the filing of any registration statement with the Securities and Exchange Commission that relates solely to the issuance or resale of Common Stock of the Company issued for consideration other than cash or Cash Equivalents in connection with any bona fide arm's length commercial agreement approved by the Board of Directors of the Company or an authorized committee of the Board of Directors of the Company (each such registration statement, a "Commercial Registration Statement"), and
(ii) waives the Company's obligation to comply with all notice requirements under Section 5.2 of the Stockholders Agreement in connection with any Commercial Registration Statement. For purposes of this Section 6(a), the term "Cash Equivalents" shall mean (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or any agency thereof; (ii) certificates of deposit, bankers' acceptances, time deposits, eurodollar time deposits or overnight bank deposits issued by, or repurchase obligations of, any commercial bank organized under the laws of the United States of America or any state thereof; (iii) commercial paper instruments; (iv) securities issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government; and (v) shares of money market, mutual or similar funds.

     (b) In addition to the foregoing, the Purchaser and the Company hereby amend clause (ii) of the last sentence of the definition of "Registrable Securities" in the Stockholders Agreement to read in its entirety:

               "(ii) (x) such securities shall have been distributed to the public or (y) such securities are otherwise saleable pursuant to Rule 144(k) under the Securities Act and, solely with respect to such securities held by AOL or its Affiliates, the Company and AOL reasonably agree that AOL or such Affiliate has not been an Affiliate of the Company for at least three (3) months; or"

     (c) The waivers set forth in this Section 6 shall not constitute a waiver of any of the Purchaser's other rights pursuant to the Stockholders Agreement or any other agreement between the Purchaser and the Company.

     7. Termination of Certain Provisions of the Stockholders Agreement. Upon release by the Escrow Agent of the Escrowed Funds to the Purchaser and the Company in accordance with the provisions hereof, Article II of the Stockholders Agreement shall be terminated and shall be of no further force or effect.

     8. Transfers. Subsequent to the termination of the Standstill Period (as defined in the Stockholders Agreement) and until the first date on which the Purchaser does not beneficially own in excess of 4.0% of the outstanding shares of Common Stock (as calculated pursuant to Rule 13d-3 under the Exchange Act):

     (a) the Purchaser shall, prior to any block sale on securities exchange or automated quotation system in excess of 500,000 shares of Common Stock (or securities convertible into, or exchangeable or exercisable for, in excess of 500,000 shares of Common Stock) at a discount (the "Transfer Price Limit") in excess of 6.0% of the average of the daily volume weighted average price of the Common Stock over the five trading days prior to the date of such proposed block sale deliver to the Company written notice (the "Transfer Notice"), which notice shall state the number of Equity Securities proposed to be transferred (the "Transfer Securities"), the intended method of transfer and the proposed minimum price at which such Common Stock will be transferred;

     (b) for a period of three (3) business days following receipt of the Transfer Notice, the Company shall have the option, but not the obligation, by written notice to the Purchaser (the "Option Notice"), to require the Purchaser to effect the Transfer of such Transfer Securities through an underwritten, SEC registered, secondary offering (a "Registered Offering"). In the event the Company exercises its option pursuant to this Section 8(b), the Company and the Purchaser shall have such rights and obligations with respect to such offering as if the Transfer Securities were "Registrable Securities" pursuant to the terms of the Stockholders Agreement and the Transfer Notice was an otherwise permissible request for an underwritten registration pursuant to Section 5.1 of the Stockholders Agreement; provided that (i) at the closing of a Registered Offering, the Company shall pay to the Purchaser an amount in cash equal to the amount by which the price at which such Transfer Securities are sold in the Registered Offering (less any underwriting discounts or commissions and any out-of-pocket fees and expenses incurred or paid by the Purchaser which would not have been incurred or paid in the block sale identified in the Transfer Notice) is less than the Transfer Price Limit, if at all, and (ii) any such Registered Offering shall not reduce the number of registration requests to which the Purchaser is entitled pursuant to Section 5.1 of the Stockholders Agreement;

     (c) notwithstanding the foregoing, this Section 8 shall:

               (i) cease to apply to any block sale of Transfer Securities (x) if the Company does not exercise its option pursuant to and in accordance with Section 8(b) or (y) if the Company exercises its option pursuant to and in accordance with Section 8(b), and the Registered Offering has not been completed within either (A) forty-five (45) days of delivery of the Option Notice by the Company to the Purchaser in the event the Securities and Exchange Commission notifies the Company that it will not review the registration statement filed pursuant to this Section 8 or (B) ninety (90) days of delivery of the Option Notice by the Company to the Purchaser in the event the Securities and Exchange Commission notifies the Company that it will review the registration statement filed pursuant to this
          Section 8; and

               (ii) not apply to transactions (including swaps, options, puts, calls, cashless collars, forward contracts, prepaid forward contracts, futures contracts, lending or borrowing of shares) that are entered into solely for bona fide hedging purposes.

     9. Transferees Bound. In addition to any limitations on transfer or other transfer restrictions contained in the Stockholders Agreement or any other agreement between the Company and the Purchaser, the Purchaser agrees:

     (a) not to Transfer (as defined in the Stockholders Agreement) any shares of Preferred Stock unless such Transferee agrees to be bound by the provisions of Sections 3, 4 and 8 of this Agreement;

     (b) not to Transfer any Equity Securities (including shares of Preferred Stock) and simultaneously transfer any registration rights with respect to such Equity Securities pursuant to the Stockholders Agreement unless such Transferee agrees to be bound by the provisions of Section 6 of this Agreement; and

     (c) not to Transfer any Equity Securities (including shares of Preferred Stock) to any Affiliate (as defined in the Stockholders Agreement) of the Purchaser unless such Transferee agrees to be bound by the provisions of Section 8 of this Agreement.

     10. Confidentiality. Before the Company or any of its affiliates releases any press release or other statement or makes any other disclosure concerning the exercise of the Put Option, this Agreement or the matters contemplated hereby (excluding any disclosure contained in any filing of the Company with the SEC), the Company shall cooperate with the Purchaser, furnish drafts of all such statements or disclosure to the Purchaser, and provide the Purchaser a reasonable opportunity to review and comment upon any such statement or disclosure. The Company shall reflect all reasonable comments and requests of the Purchaser in such statement or disclosure prior to the release thereof, and the Purchaser agrees to review and provide comments on any such statement or disclosure promptly following receipt thereof. The Company shall not release or make or permit the release or making of any such statement or disclosure unless it has first complied with the foregoing.

     11. Counterparts. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument.

     12. Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements to be performed entirely in such state.

     IN WITNESS WHEREOF, each of the undersigned has executed this Funds Release Agreement dated as of the date first written above.

                                                TIVO INC.

                                                By: /s/ David H. Courtney
                                                    ---------------------
                                                    Name:  David H. Courtney
                                                    Title: Executive Vice
                                                           President


                                                AMERICA ONLINE, INC.

                                                By: /s/ Lynda Clarizio
                                                    ------------------
                                                    Name:  Lynda Clarizio
                                                    Title: Senior Vice President



Acknowledged and Agreed:

BNY WESTERN TRUST COMPANY, as
     successor in interest to U.S. Trust Company, National Association

By: /s/ J. Kovatz
    -------------
    Name:  J. Kovatz
    Title: Assistant Vice President